FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release announcing future project in Angola.

Press Release

Group Managing Direction of Communication	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, December 5th, 2007

N. of pages: 1

REPSOL YPF AND GAS NATURAL

TO START WORK IN 2008 ON AN INTEGRATED

GAS PROJECT IN ANGOLA

•	Repsol YPF and GAS NATURAL form part of an international consortium which also comprises ENI, GALP, EXEM and the national gas company Sonangol Gas Natural.

•	The evaluation of reserves is the first task to be carried out in executing the project.

Repsol YPF and Gas Natural, in conjunction with Sonangol Gas Natural (Sonagas), ENI, GALP and EXEM have signed a shareholder agreement with the objective of carrying out the initial work in order to develop an integrated gas project in Angola.

The current project consists of evaluating the gas reserves so as to subsequently undertake the necessary investments to develop them and, if applicable, export them in the form of liquefied natural gas (LNG).The work will start on the first quarter of 2008.

Repsol YPF and Gas Natural, within the framework of their industrial agreement, have a 20% holding in this consortium, while the Portuguese company GALP holds 10%, the Italian ENI 20%, EXEM 10% and Sonangol Gas Natural, 40%.

For Repsol YPF and Gas Natural this agreement represents an important step forward in the development of an integrated gas project in Angola, which started last June with the signing of an MOU with Sonangol Gas Natural.

Angola is one of the countries with the greatest exploration and production potential of hydrocarbon reserves.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	December 10th, 2007	By:	/s/ Fernando Ramírez
		Name:	Fernando Ramírez
		Title:	Chief Financial Officer